CONSENT of AUTHOR

To: Alexco Resource Corp. (the “Company”),

Reference is made to the Company’s news release dated January 31, 2013 titled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” (the “News Release”).

I, David Farrow, do hereby consent to the public filing of the Technical Report titled “Updated Technical Report on Flame & Moth Deposit, Flame & Moth Property, Keno Hill District, Yukon” dated March 15th 2013 (the “Technical Report”) and to the use of extracts from, or a summary of, the Technical Report in the News Release.

I was responsible for section 15 of the said report of the said report.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 15th Day of March 2013.

Original Signed and Sealed

David Farrow, Pr.Sci.Nat, P.Geo.